Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120

February 5, 2025

Filed via EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:	Mr. Asen Parachkevov
Mr. David Manion

With a copy to:	Ms. Andrea Ottomanelli Magovern
Ms. Jaea Hahn
Ms. Catalina Jaime

Re:	Invesco Senior Income Trust (the “Fund”)
File Nos: 333-283795 and 811-08743

Dear Mr. Manion and Mr. Parachkevov:

On behalf of the Fund, below are the Fund’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that were conveyed telephonically by Mr. Manion to Mena Larmour on January 6, 2025 (shown herein under the caption “Accounting Comments”) and in written correspondence via email by Mr. Parachkevov to Mena Larmour on January 13, 2025 (shown herein under the caption “Disclosure Comments”) with regard to the Fund’s shelf offering registration statement on Form N-2 (the “Registration Statement”).  The Registration Statement was filed with the SEC on December 13, 2024.

Concurrently with this letter, the Fund is filing Pre-Effective Amendment No. 1 to its Registration Statement, which reflects the disclosure changes discussed below.

Each comment from the Staff is included below, followed by the Fund’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Registration Statement.

Accounting Comments

Global Comment:

1.
Comment: Please add the name of the Fund’s independent registered public accounting firm, where appropriate. Please also provide the consent of the Fund’s independent registered public accounting firm.

Response: The Fund confirms that the information will be updated as requested and that the consent of the Fund’s independent registered public accounting firm will be filed in a subsequent pre-effective amendment.

Prospectus Comment:

Summary of Fund Expenses, p. 5

1.
Comment: In the fee table, we note the amount of “Other expenses” differs from the amount included in the Fund’s August 31, 2024 Semi-Annual Report. Please supplementally explain the reason for this difference.

Response: The Fund notes that “Other expenses” were restated to exclude the extraordinary expenses associated with the Fund’s proxy statement in connection with its special shareholder meeting held in 2024 which involved seeking shareholder approval for several non-routine items (amending or removing fundamental restrictions to modernize such restrictions, which the Fund is not expected to incur moving forward).

Statement of Additional Information Comment:

Financial Statements, p. S-52

1.	Comment: Please incorporate by reference to the Fund’s most recent semi-annual report.

Response: The Fund has revised the disclosure as requested.

Disclosure Comments

Prospectus Comments:

General

1.
Comment:  We note that the Registration Statement contains bracketed disclosures (e.g., fee table). We may have comments on such portions when you complete them in any pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment.

Response: The Fund acknowledges the Staff’s comment.

2.	Comment: Where a comment is made regarding disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.

Response: The Fund acknowledges the Staff’s comment and will make such changes, as applicable.

3.	Comment: Please advise us if you expect to submit any exemptive application(s) or no-action request(s) in connection with the Registration Statement.

Response: The Fund confirms that it has not, and does not expect to, submit any exemptive applications or no-action requests in connection with the Registration Statement.

Cover Page

4.
Comment:  Please include a cross-reference to the prospectus discussion regarding the risks associated with a leveraged capital structure. See Item 1.1.j of Form N-2 and Guidelines to Form N-2, Guide 6.

Response: The Fund has revised the disclosure as requested.

Prospectus Summary

Use of Proceeds, p. 1

5.
Comment:  We note the disclosure that states the net proceeds will be invested by the Fund within three to six months after an offering.  If longer than 3 months, the reasons for any expected delay should be stated.  Please reconcile this disclosure with the “Use of Proceeds” section below on page 6 which suggests net proceeds will be invested within 30 days.

Response:  The Fund confirms that the net proceeds will be invested by the Fund within three to six months after an offering and has updated the disclosure accordingly. The Fund has also added disclosure regarding the reasons for any expected delay.

Investment Objective and Policies

6.
Comment:  We note that the disclosure in the sub-section refers to the Fund’s most recent annual report on Form N-CSR, which is incorporated by reference into the Registration Statement (see p. 31). Please hyperlink to the form and make conforming changes where the disclosure references to documents that are incorporated by reference (e.g., “Special Risk Considerations” on p. 4).

Response: The Fund has revised the disclosure to include hyperlinks as requested.

Management of the Fund

7.
Comment:  The sub-section discussing the Fund’s Sub-Advisory Agreement states that “Invesco has entered into a Sub-Advisory Agreement with certain affiliates to serve as sub-advisers to the Fund, pursuant to which these affiliated sub-advisers may be appointed by Invesco from time to time to provide discretionary investment management services, investment advice, and/or order execution services to the Fund.”  In your response, please explain whether shareholder approval is obtained each time that the Fund engages a new sub-adviser to provide investment management services and/or advice to the Fund, as required by Section 15(a) of the 1940 Act.

Response: Invesco Advisers, Inc. (“Invesco”) has entered into a Master Intergroup Sub-Advisory Contract (the “Sub-Advisory Contract”) with certain of its affiliates (the “Sub-Advisers”), which authorizes Invesco to delegate certain of its rights, duties and obligations under the investment advisory agreement between Invesco and the Fund to one or more Sub-Advisers. The Sub-Advisory Contract was initially approved by the sole initial shareholder of the Fund and its continuance is annually considered by the Fund’s Board of Trustees (the Sub-Advisory Contract was most recently renewed by the Board of Trustees on June 12, 2024 as disclosed in the Fund’s semi-annual report to shareholders for the period ended August 31, 2024). Therefore, the Sub-Advisory Contract has been approved and renewed as required by Section 15(a) and shareholder approval will not be sought if Invesco engages a Sub-Adviser to provide services to the Fund.  If the Board of Trustees were to not renew the Sub-Advisory Contract in the future, the Sub-Advisory Contract would be terminated and Invesco would not appoint a Sub-Adviser to provide services to the Fund.

Form N-CSR for year ended February 29, 2024 (incorporated by reference)

Additional Information Investment Objective, Policy and Strategies, pp. 64-77

8.
Comment:  We note the Fund may invest through one or more wholly owned “blocker” subsidiaries.  Please note that “Subsidiary,” when used below refers to an entity (regardless of whether or not the Fund set up the entity) that (1) is primarily controlled by the Fund (as defined below); and (2) primarily engages in investment activities in securities or other assets.

Response: The Fund acknowledges the Staff’s comment.

Where appropriate, please add disclosure addressing the following:

a.
Comment:  Disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with each Subsidiary so that the Fund treats the Subsidiary’s debt as its own for purposes of Section 18.

Response:  The Fund confirms that it will comply with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with any Subsidiary entity. The Fund respectfully directs the staff to the disclosure contained in the “Subsidiary Risk”:

However, the Fund will comply with the applicable requirements of the 1940 Act on a consolidated basis with its Subsidiaries (if any) and each such Subsidiary will be subject to the same investment restrictions and limitations, and will adhere to the same compliance policies and procedures, as the Fund.

b.
Comment:  Disclose that any investment adviser to a Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the fund under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and a Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

Response:  For administrative and other reasons, each Subsidiary will have an advisory contract with Invesco but will not comply with Section 15 of the 1940 Act.  The Fund notes that the assets of each wholly-owned Subsidiary are assets subject to the advisory agreement between Invesco and the Fund. In considering whether to renew the investment advisory agreement with Invesco, the Board of Trustees of the Fund may consider the services provided by Invesco to the Fund’s Subsidiaries as part of its evaluation of the services provided by Invesco to the Fund and the lack of fees borne by the Fund for such services to the Subsidiaries.

c.	Comment: Disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Please identify the custodian of the Subsidiary.

Response:  Each Subsidiary will comply with the provisions of the 1940 Act relating to affiliated transactions and custody (Section 17).  Each Subsidiary’s custodian is the same as that of the Fund, and the disclosure will be revised to explicitly state that fact.

d.
Comment:  Disclose any of a Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a Subsidiary should reflect aggregate operations of the Fund and the Subsidiary.

Response:  The principal investment strategies and principal risks already disclosed in the Registration Statement appropriately reflect the aggregate operations of the Fund and the Subsidiaries. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

e.
Comment:  If the Fund will only invest through wholly-owned Subsidiaries, please disclose that the Fund does not, or does not intend to, create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund.  “Primarily controlled” means (1) the Fund controls the unregistered entity within the meaning of Section 2(a)(9) of the 1940 Act, and (2) the Fund’s control of the unregistered entity is greater than that of any other person; and

Response:  The Fund supplementally confirms that it does not, and does not intend to invest in subsidiaries that are primarily controlled by the Fund and primarily engage in investment activities in securities or other assets, other than the wholly-owned subsidiaries of the Fund. The Fund confirms that, to the extent it invests in subsidiaries that are primarily controlled by the Fund in the future, it will revise its disclosure, as appropriate.

f.
Comment:  Please also confirm in correspondence that: (1) if a Subsidiary is wholly-owned, the Subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the fee table; (2) the Subsidiary, if organized and operating outside the United States, and its board of directors will agree to designate an agent for service of process in the United States; (3) the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder; and (4) whether the financial statements of the Subsidiary will be consolidated with those of the fund.  If not, please explain why not.

Response:  The Fund confirms that: (1) each wholly-owned Subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table, consistent with applicable accounting principles; (2) each Subsidiary is organized and operates in the United States and therefore it is not necessary for a Subsidiary or its board of directors to designate an agent for service of process in the United States (3) each Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder; and (4) the financial statements of a wholly-owned Subsidiary will continue to be consolidated with those of the Fund, consistent with applicable accounting principles.

Anti-Takeover and Other Provisions in the Fund’s Governing Documents, pp. 22-24

9.
Comment:  In the first paragraph on page 24, please disclose that the Declaration of Trust requires that shareholders making the pre-suit demand on the Board undertake to reimburse the Fund for the expenses incurred by the Board and that any suit, claim or other action must be brought as a derivative claim irrespective of whether such claim involves a violation of shareholders' rights. Please clarify that these provisions do not apply to any claims arising under the federal securities laws.

Response: The Fund has revised the disclosure as requested. The Registrant also directs the staff to the following disclosure in that section:

“Insofar as the federal securities laws supersede state law, these provisions do not apply to shareholder derivative claims that arise under the federal securities laws.”

Additional Information, p. 31

10.
Comment:  We note that the list of documents that are incorporated by reference includes a reference to the Fund’s Form 8-A. Please hyperlink to the electronic filing that includes the Fund’s Form N-8A, as required under Rule 303 of Reg S-T.

Response: The Fund has revised the disclosure as requested.

Table of Contents, p. 32

11.	Comment: Please delete since the table of contents is included on page S-2 of the SAI.

Response: The Fund has deleted the disclosure as requested.

Statement of Additional Information Comments:

Investment Restrictions, pp. S-15 – S-17

12.
Comment:  We note that the Explanatory Note (discussing the Fund’s fundamental investment policies) does not address whether asset-backed securities represent interests in an industry or group of industries.

To the extent that the Fund invests or intends to invest in asset-backed securities, please clarify how the Fund determines industry classification or classifications applies with respect to asset-backed securities for concentration purposes. Toward this end, the Fund could consider, the nature of an asset-backed security’s underlying receivables (e.g., auto loans, aircraft leases, etc.) to determine its industry classification for purposes of the Fund’s concentration policy. The Fund could also reasonably choose to classify its non-mortgage related asset-backed security investments in a single industry for concentration purposes.

Please revise this description in the SAI to address asset-backed securities and make any necessary conforming changes to the Fund’s principal investment strategies, as applicable.

Response:  The Fund supplementally confirms that it does not, and does not intend to invest in asset-backed securities. The Fund confirms that, to the extent it invests in asset-backed securities, it will revise its disclosure, as appropriate.

Non-Fundamental Restrictions, p. S-17

13.
Comment:  We note that restriction 5 makes references to certain terms (Senior Loans, Original Lender, Assignment, Participation, Borrowers) that do not have corresponding definitions. Please revise the disclosure to include definitions.

Response: The Fund has revised the disclosure to include definitions of the above referenced terms.

Please direct questions or comments relating to the above to me at 215-564-8014 or Jennifer Hillman at 215-564-8623.

Very truly yours,

/s/ Mena Larmour
Mena Larmour